Exhibit 99.34

Consent of Dominic Lussier

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Registration Statement on Form 40-F of Gold X2 Mining Inc. being filed with the United States Securities and Exchange Commission.

/s/ Dominic Lussier

Dominic Lussier, P.Geo.

Dated:  August 27, 2026